Exhibit 99.2

FLEET STATUS REPORT
OTC: PACDD
As of December 3, 2018
Updates noted in bold

						Contract
									Average Contract
								Contractual	Backlog Revenue	Availability/
		Water Depth	Drilling Depth					Dayrate	Per Day	Expected
Rig Name	Delivery	(ft)	(ft)	Client	Location	Start	Term	(US$000's)	(US$000's)	Availability
Pacific Bora	2010	10,000	37,500	ENI (1)	Nigeria	30-Nov-18	(1)	150	150	(1)
Pacific Scirocco	2011	12,000	40,000	—	Las Palmas	—	—	—	—	Immediate
Pacific Mistral	2011	12,000	37,500	—	Las Palmas	—	—	—	—	Immediate
Pacific Santa Ana	2011	12,000	40,000	(2)	Las Palmas	mid-2019	(2)	296 (3)	299	(2)
Pacific Khamsin	2013	12,000	40,000	—	Las Palmas	—	—	—	—	Immediate (4)
Pacific Sharav	2014	12,000	40,000	Chevron	USGoM	27-Aug-2014	5 years	551	604	Sep-19
Pacific Meltem	2014	12,000	40,000	—	Las Palmas	—	—	—	—	Immediate (5)

(1)  One firm well with two option wells (each well estimated at approximately 60 days of work), with Nigerian AGIP Exploration Limited, a subsidiary of ENI.

(2)  The Pacific Santa Ana is currently idle in Las Palmas while actively seeking a contract for short-term work. On August 2, 2018, Petronas exercised its option to contract the Pacific Santa Ana for Phase II of the plug and abandonment project in Mauritania expected to commence in mid-2019 with an estimated 360 days of work.

(3)  Dayrate is inclusive of an integrated services package.

(4)   The previously announced letter of award for the Pacific Khamsin for drilling services in the U.S. Gulf of Mexico has expired by its terms.

(5)   The previously announced letter of award for the Pacific Meltem for drilling services in the U.S. Gulf of Mexico has expired by its terms.

	Historical Actual
Period	4Q2017	1Q2018	2Q2018	3Q2018	4Q2017 - 3Q2018 Average
Operating Fleet Rig Related Average Revenue Efficiency	99.6%	97.6%	98.7%	99.8%	98.8% (5)

(5)  Including unpaid downtime related to integrated services on the Pacific Santa Ana, our average revenue efficiency was 97.8% for the period from 4Q2017 to  3Q2018.

FLEET STATUS REPORT
OTC: PACDD
As of December 3, 2018

DEFINITIONS & DISCLAIMERS

Dayrate Definition: The dayrates reflected in this Fleet Status Report are the operating dayrates charged to clients, which may include estimated contractual adjustments for changes in operating costs and/or reimbursable cost adjustments for ongoing expenses such as crew, catering, insurance and taxes. The dayrates, however, do not include certain types of non-recurring revenues such as lump sum mobilization payments, revenues earned during mobilizations, revenues associated with contract preparation and other non-recurring reimbursable items such as mobilizations and capital enhancements. Routine and non-routine downtime may reduce the actual revenues recognized during the contract term.

Backlog Definition: Includes firm commitments only, which are represented by signed drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed.

From time to time, we are awarded letters of intent or receive letters of award for our drillships. Certain of those letters of intent and letters of award remain subject to negotiation and execution of definitive contracts and other customary conditions. No assurance can be given as to the terms of any such arrangement, such as the applicable duration or dayrate, until a definitive contract is entered into by the parties, if we are able to finalize a contract at all.

Revenue Efficiency Definition: Actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.

Forward Looking Statements: Certain statements and information contained in this Fleet Status Report constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plans; the effects of our completed Chapter 11 proceedings on our future operations; and the other risk factors described in our 2017 Annual Report and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.